1933 Act/Rule 477(a)

                                 August 30, 1999

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE:      Phoenix-Goodwin California Tax Exempt Bonds, Inc.
         Request for Withdrawal of Duplicate 485BPOS Filing
         CIK No. 0000718027
         File Nos. 2-83024  and 811-3714

To The Commission Staff:

         On behalf of Phoenix-Goodwin California Tax Exempt Bonds, Inc., a Maryland Corporation (the "Registrant"), I hereby request that the duplicate 485BPOS filing containing post-effective amendment no. 23 to the registration statement on Form N-1A filed on Wednesday, August 25, 1999, be withdrawn.

         Company Name: Phoenix-Goodwin California Tax Exempt Bonds, Inc. Form Type: 485BPOS
         Received Date:  August 25, 1999 11:29
         Accepted at: August 25, 1999 11:34
         Accession No.:  0000950146-99-001457

         The referenced filing is an exact duplicate of a 485BPOS filing which was filed at our direction on Tuesday, August 24, 1999, which filing should remain intact and officially filed. The duplicate was filed inadvertently by our filing agent and should be withdrawn to avoid confusion.

         Should you have any questions, please contact the undersigned at (860) 403-5973.

                                          Very truly yours,

                                          /s/ Pamela S. Sinofsky
                                          Pamela S. Sinofsky, Assistant Counsel
                                          Phoenix Investment Partners, Ltd.